Mail Stop 6010

July 7, 2006

Ms. Izumi Hara, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Warner Chilcott Corporation
100 Enterprise Drive
Rockaway, New Jersey 07866

Re: **Warner Chilcott Holdings Company, Limited**
        Form S-1 Registration Statement
        File No. 333-134893

Dear Ms. Hara:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- Dilution
- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2.   Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Prospectus Summary

3.   In the next to last sentence of the second paragraph under "Our Business" on page 1 you say that Doryx is the "leading branded oral tetracycline in the United States for the treatment of acne." Please provide factual support for this claim. Mark the supporting data to show the location of the information you are relying on. Also provide support for the other claims regarding the market for your products and your place in that market, that appear throughout the prospectus.

Our Competitive Strengths – page 4
Our Strategy – page 5

4.   Currently, this discussion is unbalanced as it only focuses on your competitive strengths. Please expand the discussion to also identify your weaknesses and the impediments to implementing your strategy. You should discuss them in the same detail that you discuss your strengths and strategy.

Summary of Historical Consolidated Financial Data - page 7

5.   Please disclose the actual earnings (loss) per share here.

Risk Factors – page 10

Changes in market conditions, including lower than expected cash flows or revenues for our branded pharmaceutical products, may result in our inability to realize the value of these products, in which case we may have to record an impairment charge. – page 13

6.   Please explain what "PMDD" stands for.

Use of Proceeds – page 28

7.   Please expand the disclosure to disclose the approximate amounts of the proceeds to be used for each identified purpose. Also, set forth the interest rate and maturity of the indebtedness you will repay. If the indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness. See Item 504 of Regulation S-K.

Selected Historical Consolidated Financial Date - page 38

8.   Please disclose the pro forma earnings (loss) per share here.

Revenue Recognition - page 46

9.   Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. For chargebacks, trade discounts, sales returns, rebates, coupons, taxes, and fee for service arrangements, please provide the following disclosures:

   a) Analysis of how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future, to the extent material;

   b) Analysis of the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect;

   c) A roll-forward of the significant accruals for each period presented that shows the following:

      • Beginning balance,
      • Current provision related to sales made in current period,
      • Current provision related to sales made in prior periods,
      • Actual returns/rebates in current period related to sales made in current period,

- Actual returns/rebates in current period related to sales made in prior periods,
- Ending balance.

d) To the extent that information you consider is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

e) If applicable, a discussion of shipments made to wholesalers wherein such shipments are as a result of incentives and/or in excess of the wholesaler's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Impairment of Goodwill and Definite-Lived Intangible Assets - page 47

10. Goodwill represents 42% of total assets at December 31, 2005 and Intangible Assets represent 50% of total assets at December 31, 2005. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Expand your disclosure to explain more fully how you assess impairment. Consider the following:

- Describe the level of cash flows at which impairment is tested at and the methodologies used to calculate and evaluate future cash flows. Quantify the amount of goodwill associated with each reporting unit.

- Identify and quantify the key assumptions and discuss how each key assumption estimated has changed historically over the periods presented.

- Discuss how management has adjusted each key assumption used in the most recent test for impairment given their historical changes or given current trends observed.

- Provide a quantitative and narrative discussion of the impact that reasonably likely changes in one or more of the key assumptions identified would have on the outcome of the impairment assessment.

Results of Operations - page 49

11.   Where you have attributed the fluctuations in your revenues to multiple factors, such as prices, volume, and/or product introduction, please ensure that you have quantified the change attributable to each factor in accordance with Item 303(a)(3)(iii) of Regulation S-K. In addition, the revenue diluting factors, such as product returns and chargebacks, should also be discussed to the extent they have significantly affected your net sales.

Operating Activities - page 68

12.   Fully explain the significant amount of cash used for inventories in the quarter ended March 31, 2006 as compared to cash provided by inventories in the quarter ended March 31, 2005. If the 2006 amount all relates to Dovonex, please more fully explain how.

Contractual Commitments - page 73

13.   Please quantify the percentages of net sales on which supply fees and royalties to LEO Pharma will be based. At a minimum, an estimated weighted average percentage should be disclosed here.

14.   Interest on debt should be included in the table since it represents a contractual obligation as long as debt is outstanding. The interest rate can be estimated for purposes of this disclosure.

Management – page 93

Option Grants in Last Fiscal Year – page 98

15.   Please expand the table to include the potential realized values at assumed annual rates of stock price appreciation for the option term based on the offering price of the securities being registered.

Aggregated Option Exercises in 2005 Fiscal Year and Fiscal Year-End Option Values – page 99

16.   Please add a column to the table showing the value of unexercised options based on the offering price of the securities being registered.

Principal and Selling Stockholders – page 103

17.   For each non-natural person included in the ownership table, please provide the name of the natural person(s) exercising investment and voting control over the securities.

Certain Relationships and Related Party Transactions – page 106

Sponsor Shareholders Agreement – page 106

18.   Please revise the second paragraph to explain what the "customary demand registration rights" consist of.

Management Shareholders Agreement and Related Matters – page 107

19.   Please expand the disclosure in this section to include all of the information specified in Item 404(a) of Regulation S-K, including the amount of the interest of each named person. Your revised disclosure should also explain what a "Strip Grant" is.

Unaudited Interim Financial Statements, page F-2

20.   Apply below comments issued under the "Audited Financial Statements" to the Unaudited Interim Financial Statements as appropriate.

Consolidated Balance Sheets, page F-26

21.   Please disclose the liquidation preference and the redemption value of the subsidiary's preferred stock on the face of your consolidated balance sheets. Terms of redemption should also be discussed in your notes to the financial statements.

Consolidated Statements of Operations, page F-27

22.   Please parenthetically disclose on the face of the statement that cost of sales excludes amortization and impairment of acquired developed products. In addition, since such exclusion makes the discussion of gross profit inappropriate, revise your discussions within Management's Discussion and Analysis to exclude references to gross profit that excludes amortization and impairment of acquired developed products.

Intangible Assets, page F-35

23.   So that a reader can assess significance, disclose the carrying value of the impaired assets after the impairment.

Note 4. Acquisitions and Divestitures, page F-41

24.   Where you have entered into a supply/service agreement in conjunction with other arrangements discussed here, please ensure that you have disclosed the minimum purchase requirement, if applicable, and how the supply/service prices were determined.

25.   Since you have attributed a significant portion of the January 1, 2005 acquisition price to goodwill, please disclose a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with paragraph 51 (b) of SFAS 141.

26.   The pro forma amounts should reflect the acquisition as if it had occurred at the beginning of the comparable prior period, rather than as if it had occurred on the first day of each period presented. Refer to paragraph 54 (b) of SFAS 141 and revise the schedule and/or disclosure accordingly.

27.   If the reference to a third party appraisal firm is retained, name the firm and provide a consent.

Divestitures – Included as Discontinued Operations, page F-45

28.   Please explain how you have considered the supply agreement entered into in conjunction with the December 2003 disposal of the manufacturing facility of your Pharmaceutical Development and Manufacturing Services in accounting for the disposal as a discontinued operation.

Note 7 Intangible Assets, page F-47

29.   Intangible assets comprise 50% of total assets. In light of this significance, we believe you should disaggregate this amount to give readers a better understanding of this material asset. Provide disaggregated amounts by product, therapeutic category, the level at which impairment is evaluated, or in some other manner that would be appropriate.

Note 10 Indebtedness, page F-48

30.   Indicate how you are in compliance with each debt covenant.

11. Stock Based Compensation Plans, page F-51

31.   In order for us to fully understand the equity fair market valuations reflected in your
        financial statements, please provide an itemized chronological schedule covering all
        equity instruments issued during 2005 through the date of your response. Please provide
        the following information separately for each equity issuance:

        • The date of the transaction,

        • The number of options granted or shares issued,

        • The exercise price or per share amount paid,

        • The identity of the recipient, indicating if the recipient was a related party,

        • The amount of any compensation or interest expense element.

        • Nature and terms of concurrent transactions; and,

        • Whether the valuation was performed contemporaneously or retrospectively

        • Why management chose to use its methodology instead of a contemporaneous,
          unrelated third party valuation.

        • The significant factors, assumptions, and methodologies used in determining fair
          value

        • An explanation of how the fair value of the convertible class L common stock and
          common stock relate, given their conversion ratio,

        • A discussion of each significant factor contributing to the difference between the
          fair value as of each grant date and the midpoint of the estimated IPO price for
          later grants

For item (g), we will defer our final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and the amendment containing that information is filed.

12. Shareholders' Equity, page F-54

32.   Please disclose the conversion prices here and, if applicable, how they are subject to change. Also clarify for us whether there have been any adjustments to these conversion ratios since issuance.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Keira Ino at 202-8551-3659 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Richard D. Truesdell, Jr., Esq.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017